

March 12, 2012

<u>Via E-Mail</u>
Damian O'Hara
Chief Executive Officer
Northern Minerals, Inc.
167 Caulder Drive
Oakville, Ontario, Canada L6J 4T2

      Re: **Northern Minerals, Inc.**
                 Form 10-K for Fiscal Year Ended March 31, 2011
                 Filed June 17, 2011
                 File No. 333-144840

Dear Mr. O'Hara:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/Tia L. Jenkins

                        Tia L. Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and
                        Mining